Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Successor			Predecessor
	Year ended December 31, 2011	Three months ended December 31, 2010		Nine months ended September 30, 2010	Year Ended December 31,
					2009	2008	2007
Earnings:
(Loss) income from continuing operations before income taxes	$(5,050)	$(178)		$60,185	$88,497	$73,450	$47,920
Less: Earnings from equity method investments	(833)	—		(2,270)	(3,508)	(4,229)	(2,799)
Plus: Dividends from equity method investees	1,467	—		68	2,195	2,400	2,490
Fixed charges	51,951	14,205		2,285	2,781	2,808	2,981
Less: Capitalized interest	(433)	—		—	—	—	—

Earnings adjusted for fixed charges	$47,102	$14,027		$60,268	$89,965	$74,429	$50,592

Fixed charges:
Interest expense	$48,856	$13,436		$70	$91	$170	$376
Capitalized interest	433	—		—	—	—	—
Interest component of rent expense (A)	2,662	769		2,215	2,690	2,638	2,605

Total fixed charges	$51,951	$14,205		$2,285	$2,781	$2,808	$2,981

Ratio of earnings to fixed charges	(B )	(B	)	26.38	32.34	26.51	16.97

(A)	One-third of rent expense is deemed to be representative of interest.
(B)	Our earnings were not sufficient to cover fixed charges by $4.8 million and $0.2 million for the year ended December 31, 2011 and the three months ended December 31, 2010.